FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration Record N° 1139

Santiago October 24, 2017

Ger. Gen. N° 029/2017

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

1449 Alameda Bernardo O’Higgins Ave.

Santiago, Chile

Ref.: SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10 under the Securities Market Law N° 18,045, and as established under General Norm N°30 of the Superintendence, duly authorized on behalf of Enel Chile S.A. (“Enel Chile S.A.” or the “Company”), I hereby inform as a significant event the following:

The Company has taken note of the Official Letter N°24211 dated October 24, 2017, sent by the Superintendence of Pension Funds, in response to the Inquiry submitted by Enel Chile on September 26, 2017 (letter N°022) supplemented by the Inquiry dated October 19, 2017 (letter N°028). Such Official Letter and the Inquiries that are being responded have an impact on the transaction.  The process of such transaction was informed by the Company in the Significant Event dated August 25, 2017.

Enel Chile’s Board of Directors will analyze the response received during its next session.

A copy of the Inquiries and the Official Letter are attached to this Significant Event.

Sincerely,

Nicolas Cotugno

Chief Executive Officer

c.c.:    Banco Central de Chile (Central Bank of Chile)

           Bolsa de Comercio de Santiago (Santiago Stock Exchange)

           Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

           Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

           Banco Santander - Representantes Tenedores de Bonos (Bondholders Representative)

           Depósito Central de Valores (Central Securities Depositary)

           Comisión Clasificadora de Riesgos (Risk Rating Commission)

OFFICIAL LETTER

N° 24211

October 24, 2017

OFFICIAL LETTER N°

Background:

1) Letter Ger. Gen. N° 028/2017 from Mr. Nicola Cotugno representing Enel Chile S.A. to the Superintendent of Pension Funds dated October 19, 2017.

2) Letter Ger. Gen. N° 022/2017 from Mr. Domingo Valdés representing Enel Chile S.A. to the Superintendent of Pension Funds dated September 26, 2017.

Subject matter:

Reorganization of the companies that comprise the Enel Chile S.A business group.

FROM:                 SUPERINTENDENT OF PENSION FUNDS

TO:                        MR. DOMINGO VALDÉS AND MR. NICOLA COTUGNO

ENEL CHILE S.A.

1.                  Through the letter identified in numeral 2} of the Background, Enel Chile S.A. ("Enel Chile") addressed the Superintendence of Pension Funds regarding a reorganization project that the company is evaluating, which involves, among others, the following milestones: (i) the merger by incorporation of Enel Green Power Latin America Limitada ("Enel Green Power") by Enel Chile S.A; and (ii) a public tender offer to purchase the shares issued by Enel Generación Chile S.A. (“Enel Generación”) held by the its minority shareholders ("Enel Generación TO").

The letter states that the entire reorganization will be subject to the Related Party Transaction rules and regulations established under Title XVI of the Chilean Companies Act, Law N° 18,046.

2.                  It also states that the reorganization will allow (i) Enel Chile to indirectly participate and own assets in the non-conventional renewable energy business developed by Enel Green Power; and (ii) Enel Generación shareholders to own shares of Enel Chile, and therefore participate in the conventional generation business, non-conventional renewable electricity generation business and the electricity distribution business.

3.                  It indicates that the reorganization is subject to a series of requirements and conditions related to the merger of Enel Chile and Enel Green Power and to the Enel Generación TO. These requirements and conditions include that Enel Chile reach a controlling ownership share in Enel Generación above 75% of the shares and that the shareholders of Enel Generación approve amending the bylaws to eliminate the shareholding concentration limit established by Title XII of D.L. 3,500/1980 ("D.L. 3.500").

4.                  The letter also states that in order to allow the shareholders of Enel Generación to own an ownership share of Enel Chile, the shareholders of Enel Generación must use a portion of the price they will receive from the Enel Generación TO to purchase Enel Chile’s first issue shares. In order to do so, Enel Chile must previously approve a capital increase to issue the shares to be subscribed by Enel Generación shareholders, and therefore meaning they must waive their pre-emptive subscription rights.

5.                  Additionally, the letter requests that this Superintendence confirm that the Pension Fund Administrators (the “Administrators” or the “AFPs”), acting on behalf of the pension funds managed, have no restrictions to comply with the obligation to purchase Enel Chile’s first issue shares within the context of the Enel Generación TO, and use the portion of the price received for its shares of Enel Generación to acquire the Enel Chile shares and allow Enel Chile to withhold such portion of the price to account for as payment for the subscription of the Enel Chile first issue shares. Thus, the Pension Funds would receive a certain number, to be determined, of shares of Enel Chile in exchange for its shares of Enel Generación, as established by the procedures of the Enel Generación TO.

Concerning this matter, it adds that Book IV, Title I, Letter A, Chapter V (Acquisition of Instruments for Pension Funds) of the Pension System Regulations Compendium allows Pension Funds to participate in exchange transactions related to reorganizations without the need to carry out a transaction in the formal secondary market. This applies insofar the conditions of the exchange offer are equal for all shareholders of a same series of shares and that the prices of the exchange be in fact previously informed to the public and the regulators.

In this regard, it states that the obligation to use a portion of the price of the Enel Generación TO to subscribed the first issue shares of Enel Chile is applicable to all shareholders that participate in the Enel Generación TO and that the prices will be informed to the public and regulators.

It also adds that Book IV, Title I, Letter A, Chapter II (Pension Fund Investments and Reserves} of the Pension System Regulations Compendium allows Pension Funds to exchange shares for publicly offered securities when the public offering is performed according to the dispositions of Title XXV of Law 18,045.

6.                  In the Letter identified in 2) of the Background, Enel Chile supplements its presentation by informing that, pursuant to Book IV, Title I, Letter D of the Pension System Regulations Compendium, the procedure to accept the Enel Generación TO requires that the subscription and delivery of the first issue shares of Enel Chile to Enel Generación shareholders that accept to sell their shares in the Enel Generación TO take place at the same time as the transfer and payment of the shares sold in the Enel Generación TO (delivery against payment).  The delivery of shares will take place once the Central Securities Depository credits the investment to the account of the respective Pension Fund, or when an electronic confirmation of the subscription is issued.

The procedure of the Enel Generación TO will establish that the portion of the selling price of the Enel Generación shares that is not to be delivered to the shareholders of Enel Generación on the payment date of the Enel Generación TO will be accounted for by Enel Chile directly as payment for the subscription of Enel Chile shares as stated by the term of the Enel Generación TO.

It added, regarding funds managed by the AFP and the mutual fund administrators, and other institutional investors that are required to hold investments in their name until they are sold, the procedure of the Enel Generación TO will establish that the institutional investors that decide to participate in the Enel Generación TO will be subject to the TO acceptance procedures and mechanisms determined by the regulations applicable to their investments and must present their acceptance before the deadlines established by the Enel Generación TO. Notwithstanding the aforementioned, the transfer of the Enel Generación shares and the respective certificates and the Enel Chile’ share subscription contract and the certificates of those shares must be delivered by the institutional investor or Enel Chile, as the case may be, along with the payment of the price of the Enel Generación TO.

7.                  Regarding your Inquiry, this Superintendence understands that it would be admissible for Pension Funds to purchase Enel Chile’s first issue shares within the context of the Enel Generación TO receiving the respective payment following the procedure you have described, that is, with a portion of the price paid for the Enel Generacion TO shares to account for as payment for the Enel Chile first issue shares, but only if the payment for these shares is in fact carried out according to the requirements established by the regulation issued by this Superintendence and that are identified in your presentation.

Specifically, the mechanism applied to pay Pension Funds must strictly comply with the simultaneous condition established by the Pension System Regulations Compendium (Book IV, Title I, Letter A, Chapter V, Acquisition of Instruments for Pension Funds, V.2, number 1), which states:

“1. Regarding a Pension Fund, the share purchase transaction will be considered complete or settled when the funds are delivered and the respective securities or financial instruments are delivered simultaneously, either physically or electronically.

A financial instrument sale transaction will be considered complete or settled when the security has been delivered and the funds received simultaneously, either physically or electronically.“

“Regarding Pension Fund resources, when an administrator purchases domestic or foreign instruments in the formal primary or secondary market or directly from the issuer, it may not pay, either physically or with electronic transfers, without having received the certificates, which is understood to occur when the Central Securities Depository, as the custodian, has credited the investment to the account of the respective Pension Fund or has received an electronic confirmation of the transaction.”

8.                  Finally, if the transaction takes place under the terms presented in your letters or under other terms, and assuming the Pension Fund Administrators participate, this Superintendence, exercising its duties, may supervise such actions and possibly make comments that should be taken into consideration in a timely manner.

Sincerely,

OSVALDO MACÍAS MUÑOZ

Superintendent of Pension Funds

Santiago, October 19, 2017

Ger. Gen. N° 028/2017

Mr. Osvaldo Macias

Superintendent of Pensions

1449 Libertador Bernardo O’Higgins Ave.

Ref: Supplement to Inquiry dated September 2017

Dear Mr. Superintendent,

Regarding our presentation dated September 26, 2017 (identified as N° 28186) in which we request that the Superintendence confirm that the Pension Fund Administrators, acting on behalf of the pension funds managed, have no restrictions to comply with the obligation to purchase the first issue shares of Enel Chile S.A. (“Enel Chile)” within the context of the public offering of shares that Enel Chile will be carrying out to purchase up to 100% of the shares issued by Enel Generacion Chile S.A. (“Enel Generacion TO”), and use a portion of the price received for its shares of Enel Generación  (such portion of the price will be duly informed in the Initial Enel Generación TO Announcement and Prospectus) to subscribe first issue shares of Enel Chile.

We hereby supplement our presentation dated September 26, 2017 by informing that pursuant to Book IV, Title I, Letter D of the Pension System Regulations Compendium, the procedure to accept the Enel Generación TO requires that the subscription and delivery of first issue shares of Enel Chile to the shareholders of Enel Generación that accept to sell their shares in the Enel Generación TO take place at the same time as the transfer and payment of the shares sold in the Enel Generación TO (delivery against payment).  The delivery of shares will take place once the Central Securities Depository credits the investment to the account of the respective Pension Fund, or when an electronic confirmation of the subscription has been received. The procedure of the Enel Generación TO will establish that the portion of the selling price of the Enel Generación shares that is not to be delivered to the shareholders of Enel Generacion on the payment date of the Generación TO will be accounted for by Enel Chile directly as payment for the subscription of Enel Chile shares as stated by the term of the Enel Generación TO.

With regard to the funds managed by the AFP and the mutual fund administrators, and other institutional investors that are required to hold investments in their name until they are sold, the procedure of the Enel Generación TO will establish that the institutional investors that decide to participate in the Enel Generación TO will be subject to the TO acceptance procedures and mechanisms determined by the regulations applicable to their investments and must present their acceptance before the deadlines established by the Enel Generación TO. Notwithstanding the aforementioned, the transfer of the Enel Generación shares and the respective certificates and the Enel Chile’ share subscription contract and the certificates of those shares must be delivered by the institutional investor or Enel Chile, as the case may be, along with the payment of the price of the Enel Generación TO.

Based on the abovementioned, we respectfully ask that you resolve the Inquiry dated September 26, 2017, taking into consideration the supplemental information contained in this letter.

We are at your disposal for any further information you consider necessary to answer this Inquiry.  To do so, if additional information is needed, please contact the Enel Chile’s General Counsel, Domingo Valdes Prieto (T + 562 2 630 9227).

Cordially,

Nicola Cotugno

Chief Executive Officer

Enel Chile S.A.

Santiago, September 26, 2017

Ger. Gen. N° 022/2017

Mr. Osvaldo Macias

Superintendent of Pensions

1449 Libertador Bernardo O’Higgins Ave.

Ref: Inquiry regarding the case outlined

Dear Mr. Superintendent,

By virtue of the powers of the Superintendence of Pensions based on the dispositions of Article 94, Decree N° 3,500, we ask you to resolve the enquiries that are presented in this letter regarding the interpretation and application of the case described below.

         I.            General information

1.       Pursuant to the information made public through the Significant Event dated August 25, 2017, Enel Chile S.A. (“Enel Chile”) is evaluating a corporate reorganization project (the “Reorganization”) which involves, among others, the following two milestones: (i) merger by incorporation of Enel Green Power Latin America Limitada (“Enel Green Power”) by Enel Chile (the “Merger”), and (ii) a Public Tender Offer of Shares (TO in its Spanish acronym) to be carried out by Enel Chile to acquire up to 100% of the shares issued by Enel Generación Chile S.A. (“Enel Generación”) owned by the minority shareholders of the latter (“Enel Generación TO”). The entire Reorganization will be subject to the Related Party Transaction Rules and Regulations established by Title XVI of the Corporations Law N° 18,046 (the “Corporations Law”).

2.       The Reorganization will allow (i) Enel Chile, through the Merger, to indirectly participate and own assets in the non-conventional renewable energy business that Enel Green Power develops and owns in Chile; and (ii) the shareholders of Enel Generación, through the TO, to own shares of Enel Chile, and therefore participate in the conventional generation business, the non-conventional renewable electricity generation business and the electricity distribution business.

3.       The Reorganization will be subject to certain requirements and conditions, which will be informed in detail later, including the following:

(i)       Merger: The Enel Generación TO must be declared successful according to its particular terms and conditions. The effects of the Merger will occur on the date the declaration of a successful Enel Generación TO is published which is also the Enel Generación TO payment date.

(ii)     Enel Generación TO: (a) Enel Chile must reach a controlling ownership share of Enel Generación, which will be determined by the offeror later, but, in any event, above 75% of the shares of such company; (b) The shareholders of Enel Generación must have approved amending the bylaws to eliminate the shareholding concentration limit established by Title XII of D.L. 3,500 which states that no person shall hold more than 65% of the capital with voting rights of the company, and the remaining limitations regarding shareholdings established by Title XII of D.L. 3,500 (c) The Merger must have been approved and enabled to be carried out without restrictions, and (d) Enel Chile must have sufficient shares to exchange for the shares held by the shareholders of Enel Generación that participate in the TO, as described below.

4.       To allow the shareholders of Enel Generación to become shareholders of Enel Chile, the Enel Generación TO will consider that such shareholders must use a portion of the price in cash they receive as payment for their Enel Generación shares (such portion will be duly informed in the Initial Enel Generación TO Announcement and Prospectus) to acquire first issue shares of Enel Chile. . In this regard, before the Enel Generación TO takes place, the shareholders of Enel Chile must approve a capital increase, and then waive their pre-emptive subscription rights of the new shares issued as a result of the capital increase, so that, Enel Chile would have the sufficient number of shares to deliver to those shareholders of Enel Generación that decide to sell their shares as part of the Enel Generación TO.

II. Implementation Process and Enquiries

Enel Chile is analyzing the process described below to implement the Reorganization and deliver the Enel Chile shares to the shareholders of Enel Generación that accept to sell their shares as part of the Enel Generación TO (including Pension Funds that are shareholders of Enel Generación at the time of the Enel Generación TO). The Inquiry included below also relates to this process.

1. The Reorganization process considers the main milestones identified in the following diagram, which are described subsequently.

2. This process assumes that Enel Chile’s shareholders approve the capital increase of the company and also assume that a sufficient number of new shares are issued to deliver to the shareholders of Enel Generación that decide to sell their shares within the context of the Enel Generación TO (“Enel Chile Capital Increase”). The capital increase of Enel Chile will only be payable in cash.

3. After the Enel Chile Capital Increase is approved, the new shares issued must be registered in the Registry of the Superintendence of Securities and Insurance.

4. Once the new shares are registered in the Registry of the Superintendence of Securities and Insurance, Enel Chile will begin the applicable pre-emptive offering period as established by the Corporations Law. The placement price of the new shares will be determined by Enel Chile’s Shareholders’ Meeting or the Board of Directors. The Enel Chile shares that are not subscribed during the pre-emptive offering period will be available to be offered in exchange to the shareholders of Enel Generación that accepted to sell their shares in the Enel Generación TO.

5. Thereafter, Enel Chile will begin the Enel Generación TO. The TO will be declared a success if, among others, the conditions referred to in Section 3(ii) are satisfied.

6. Although the Enel Generación TO will consider a price in cash for the Enel Generación shares that are sold in the TO, in order to exchange the shares of Enel Generación for shares of Enel Chile, the terms and conditions of the Enel Generación TO will include an objective condition to the success of the transaction.  Such condition is that all shareholders who accept to sell their shares in the Enel Generación TO use a portion of the price per share they receive (such portion will be duly informed in the Initial Enel Generación TO Announcement and Prospectus) to purchase the first issue shares of Enel Chile. To do so, in addition to transferring and delivering the shares and other documentation commonly required as proof of acceptance in a tender offer process, the shareholders of Enel Generación that accept to sell their shares in the Enel Generación TO must sign a contract subscribing to the price and number of the first issue shares of Enel Chile indicated in the Initial Enel Generación TO Announcement and Prospectus.  The effects of these contracts will occur on the payment date of the TO. The effects of the complete Reorganization will occur on that same date.

We also stress that the terms of the condition previously described will be applicable to all shareholders that sell their shares in the Enel Generación TO, so that, all shareholders will receive equal treatment in accordance with article 209 of the Securities Market Act No 18,045.

7. To facilitate the subscription and payment of the Enel Chile shares by those shareholders that decide to sell their shares in the Enel Generación TO, the portion of the price from the Enel Generación TO to be used to acquire the first issue shares of Enel Chile will be withheld by Enel Chile and accounted for as payment for the subscription of Enel Chile shares. The remaining portion of the price will be paid in cash to the shareholders of Enel Generación on the payment date of the Enel Generación TO.

Inquiry

With regard to the process described previously, we respectfully request that you resolve the following inquiry:

Confirm that the Pension Fund Administrators, acting on behalf of the pension funds they manage, have no restrictions to comply with the obligation to purchase Enel Chile’s first issue shares within the context of the Enel Generación TO, and use the portion of the price received for its shares of Enel Generación (such portion will be duly informed in the Initial Enel Generación TO Announcement and Prospectus) to acquire the Enel Chile shares and allow Enel Chile to withhold such portion of the price to account for as payment for the subscription of the Enel Chile first issue shares. Thus, the Pension Funds would receive a certain number, to be determined, of shares of Enel Chile in exchange for its shares of Enel Generación, as established by the procedures of the Enel Generación TO. These procedures state that the Enel Generación shareholders that accept to sell their shares in the TO must also subscribe Enel Chile’s first issue shares and use part of the sale price of their Enel Generación shares to pay for the new Enel Chile shares.

Concerning this matter, Book IV, Title I, Letter A, Chapter V (Acquisition of Instruments for Pension Funds) of the Pension System Regulations Compendium allows Pension Funds to participate in exchange processes related to reorganization transactions without the need to carry out a transaction in the formal secondary market. This applies insofar the conditions of the exchange offer are equal for all shareholders of a same series of shares and that the prices of the exchange be those previously informed to the public and the regulators. In this regard, we also note that (i) the obligation to use a portion of the price of the Enel Generación TO to purchase the first issue shares of Enel Chile will be applicable to all shareholders that participate in the Enel Generación TO; they will all face the same conditions as established by law; and (ii) all prices will be informed to the public and regulators as part of the approval process of the Reorganization and of the Related Party Transaction.

It also adds that Book IV, Title I, Letter A, Chapter II (Pension Fund Investments and Reserves} of the Pension System Regulations Compendium allows Pension Funds to exchange shares for publicly offered securities when the public offering is performed according to the dispositions of Title XXV of Law 18,045.

We are at your disposal for any further information you consider necessary to answer the Inquiry presented. If additional information is needed, please contact the undersigned (T + 562 2 630 9227).

Cordially,

Domingo Valdes P.

General Counsel

Enel Chile S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Nicola Cotugno
--------------------------------------------------

Title: Chief Executive Officer

Date: October 26, 2017